Exhibit 99.3

Hydro-Québec

Financial Results

KEY FIGURES

Second Quarter 2025 NET INCOME INVESTMENTS $221M $1,885M ELECTRICITY SALES IN QUÉBEC ELECTRICITY SALES OUTSIDE QUÉBEC 39.6 TWh 1.8 TWh $3,231M $263M First Semester 2025 NET INCOME $2,277M INVESTMENTS $3,292M ELECTRICITY SALES IN QUÉBEC 97.9 TWh $8,063M ELECTRICITY SALES OUTSIDE QUÉBEC 6.7 TWh $1,061M

Management’s Discussion and Analysis

Highlight: Electricity exports	Thanks to the proactive and flexible management of its water resources and the reliability and effective operation of its generating and transmission equipment, Hydro-Québec was able to capitalize on favourable market conditions in the first quarter. The company increased electricity exports to take advantage of high prices in a context marked by strong demand. In the second quarter, prices fell as winter drew to a close and the focus therefore shifted to increasing purchases as a means of replenishing energy reserves. Overall, Hydro-Québec generated significant net income in the first half of 2025 without impacting the water level in reservoirs.

Quarterly results	Hydro-Québec’s second-quarter net income totalled $221 million, down $48 million from the $269 million recorded for the same period the previous year.

On the Québec market, electricity sales rose by $196 million compared to the same quarter of 2024, primarily on account of the indexation of rates on April 1, 2025. The indexation rate for domestic rates, i.e., those that apply to residential and farm customers, was capped at 3%, while rates for business customers rose by 3.6%, with the exception of the large-power industrial rate (Rate L), which increased by 1.7%. An increase in baseload demand and favourable temperatures during the quarter also helped grow revenue from sales in Québec.

Operational expenditure rose by $132 million, due in part to an effort to address the priorities set out in Hydro-Québec’s Action Plan 2035. On the one hand, Hydro-Québec entered into agreements with First Nations and Inuit communities under the Strategy for Economic Reconciliation and to Strengthen Relations with First Nations and Inuit, including a memorandum of understanding (MOU) with Innu Nation Inc., for which it recorded an amount of $67 million. On the other hand, the company focused on the expansion of activities to improve service quality and reliability, including, among other things, servicing and maintenance activities for the power system. The indexation of salaries and the impact of inflation on the entire supply chain also contributed to the increase.

Lastly, electricity purchases rose by $129 million. This difference is essentially due to increased purchases for electricity export purposes.

Summary of results for the first semester	Amid favourable weather conditions across all markets, especially during the first quarter, Hydro-Québec recorded net income of $2,277 million for the first half of 2025. That is $432 million more than the $1,845 million recorded for the same period in 2024.

This sharp increase was mainly due to a $1,059-million spike in electricity sales. In Québec, colder temperatures in winter 2024-2025 compared to the previous winter were a major factor behind the $705-million growth in related revenue. On markets outside Québec, weather conditions experienced during the first few months of the year caused energy prices to increase overall. Hydro-Québec was able to benefit from this trend by skillfully deploying its marketing strategy, which enabled it to maximize the contribution of exports. As a result, sales outside Québec rose by $354 million compared to the first half of 2024. However, these positive impacts were partially offset by a $412-million increase in electricity purchases, mainly through short-term purchases on the markets, and a $195-million increase in operational expenditure.

Consolidated results	Revenue totalled $9,491 million, a $1,154-million increase compared to the $8,337 million recorded in the first half of 2024.

In Québec, sales were up by $705 million over the same period last year, when they totalled $7,358 million. On the one hand, the effect of favourable temperatures, especially the colder temperatures of winter 2024-2025 compared to the previous year, drove a 4.7-TWh increase in sales worth $421 million. Because heating accounts for the vast majority of electricity consumption during the winter months, any drop in temperatures during this period will naturally lead to an increase in the volume of electricity sales and related revenue. This impact was mostly felt during the months of January and February when temperatures were, on average, 3°C and 5°C lower, respectively, than those of 2024. On the other hand, the indexation of rates on April 1, 2024 and 2025, also resulted in additional revenue of $243 million.

Variances in Actual Temperatures Compared to Normals - Montréal and Québec (°C)
3.0
2.0
1.0
0.0
-1.0
-2.0
-3.0
2.3
-1.2
2.7
-2.5
2.4
0.3
0.5
-0.5
0.9
-1.2
0.7
-
January
February
March
April
May
June
2024
2025

Cumulative Impact on Electricity Sales in Québec of Actual Temperatures Compared to Normals ($M)
300
200
100
0
-100
-200
-300
123
153
421
-247
-268
January 1
January 31
February 28/29
March 31
April 30
May 31
June 30
2025
2024
Normal temperatures
Positive impact
Negative impact

Electricity sales on external markets totalled $1,061 million, a $354-million increase from the $707 million recorded for the same period in 2024. Thanks to its marketing strategy and the reliability and effective operation of its generating and transmission equipment, Hydro-Québec was able to capitalize on attractive business opportunities during the winter. The result was a significant increase in revenue from sales outside Québec. As in Québec, winter temperatures in the northeastern United States were colder than during the previous year, driving higher demand for energy and a sharp rise in market prices. This was especially true in New England, Hydro-Québec’s main export market. At 6.7 TWh, volume was down slightly from the same period the previous year. In fact, it remained well below the first-semester average for the 10 years preceding the current period of low runoff. Given the lower-than-normal water inflows experienced in 2023 and 2024, Hydro-Québec continues to manage its large reservoirs prudently and dynamically.

Total expenditure amounted to $5,904 million during the first half of 2025, $644 million more than the $5,260 million recorded during the same period in 2024.

Electricity purchases rose by $412 million. Purchases related to export activities grew by $212 million, while short-term purchases made on the markets to meet Québec’s ad hoc requirements in winter 2024–2025 increased by $113 million. Given the milder temperatures of the previous winter, these purchases had been much more limited in the previous year. Wind power supplies rose by $81 million, driven by higher output from contracted facilities.

Operational expenditure increased by $195 million, in particular due to agreements entered into with First Nations and Inuit communities and the expansion of activities to improve service quality and reliability, in line with the priorities set out in the company’s Action Plan 2035. The indexation of salaries and the impact of inflation on the entire supply chain also contributed to the increase.

Financial expenses totalled $1,310 million, a $78-million increase from the $1,232 million recorded a year earlier. This increase is mainly due to the impact of the new debt issues on the interest expense, taking into account the increase in the borrowing program in connection with the investment activities under the Action Plan 2035.

Investments	Investments totalled $3,292 million during the first half of 2025, compared to $2,748 million for the same period in 2024. These investments are mainly composed of investments in property, plant and equipment and intangible assets, as well as investments in the regulatory asset with respect to costs related to energy efficiency and demand response initiatives. This 20% increase is in line with several priorities of the Action Plan 2035. Furthermore, it reflects the company’s commitment to reliable, high-quality service through sustained investment in its generating, transmission and distribution facilities, as well as to helping its customers consume energy more efficiently and achieve significant savings on their electricity bills. These amounts are in addition to direct investments made by Hydro-Québec’s external partners, particularly in wind power development, as well as to energy efficiency investments made by customers as part of the major energy ecosystem in which the company operates. Collectively, such investments provide a major boost to the Québec economy.

Investments in property, plant and equipment and intangible assets totalled $2,833 million during the first half of 2025, compared to $2,626 million for the same period of the previous year.

Investments in asset sustainment totalled $1,776 million. In particular, Hydro-Québec continued to invest in its generating facilities to ensure their long-term operability and maximize their output. Work is underway at Rapide-Blanc and Carillon generating stations in the Mauricie and Laurentides regions, respectively, and at the Bersimis-2 development in the Côte-Nord region. Regarding power transmission, the company continued the installation of two new converter units at Châteauguay substation in the Montérégie region, modernizing its equipment and systems—including through the replacement of grid control systems, special protection systems and substation protections and controls, as well as activities related to the architecture development plan for the 315-kV system on the island of Montréal. It also carried out work to optimize distribution system operations and maintain and improve the quality of its distribution assets.

Investments in development projects totalled $1,057 million. In particular, Hydro-Québec allocated significant funds to various projects to handle the growing customer base in Québec and increase output capacity. As an example, work is underway at Outardes-2 and René-Lévesque (formerly Manic-3) generating stations, in the Côte-Nord region, to increase their capacity. The construction of the Hertel–New York interconnection line, which will connect with the Champlain Hudson Power Express line to supply New York City with electricity, also continues, as does the deployment of a 320-kV direct-current line in the Chaudière-Appalaches and Estrie regions, as part of a larger project to build a new 1,200-MW interconnection between Québec and New England.

Financing	During the second quarter of 2025, Hydro-Québec carried out four fixed-rate issues on the Canadian capital market: an issue of medium-term notes maturing in 2032 for an amount of $0.7 billion at a cost of 3.51%, and three bond issues maturing in 2065 for an amount of $1.4 billion at an average cost of 4.47%.

Altogether, these financing activities raised $2.1 billion. That is in addition to the funds raised in the first quarter, bringing the year-to-date total to $3.8 billion.

These funds are being used to finance a portion of the investment program, among other things.

CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

Consolidated Statements of Operations

In millions of Canadian dollars (unaudited)	Three months ended June 30			Six months ended June 30

	Notes	2025	2024	2025	2024

Revenue	4	3,716	3,464	9,491	8,337

Expenditure

Operations		1,206	1,074	2,280	2,085

Other components of employee future benefit cost	8	(229)	(193)	(458)	(386)

Electricity purchases		821	692	1,914	1,502

Depreciation and amortization		768	733	1,525	1,457

Taxes		267	265	643	602

		2,833	2,571	5,904	5,260

Income before financial expenses		883	893	3,587	3,077

Financial expenses	5	662	624	1,310	1,232

Net income		221	269	2,277	1,845

Consolidated Statements of Comprehensive Income

In millions of Canadian dollars (unaudited)	Three months ended June 30			Six months ended June 30

	Notes	2025	2024	2025	2024

Net income		221	269	2,277	1,845

Other comprehensive income	9

Net change in items designated as cash flow hedges	6	183	(67)	212	(70)

Net change in translation differences		(106)	24	(107)	76

Net change in items designated as net investment hedges	6	101	(17)	99	(62)

Other		4	9	21	(9)

		182	(51)	225	(65)

Comprehensive income		403	218	2,502	1,780

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Balance Sheets

In millions of Canadian dollars (unaudited)	Notes	As at June 30, 2025	As at December 31, 2024

ASSETS
Current assets

Cash and cash equivalents		5,149	3,846

Short-term investments		2,633	76

Accounts receivable and other assets		3,938	3,953

		11,720	7,875

Property, plant and equipment and intangible assets		81,317	80,055

Regulatory assets		1,539	1,277

Employee future benefit assets		7,190	6,888

Other assets		4,066	3,614

		105,832	99,709

LIABILITIES
Current liabilities

Borrowings		2,178	1

Accounts payable and other liabilities		4,474	4,423

Dividend payable		–	1,997

Current portion of long-term debt	6	782	121

		7,434	6,542

Long-term debt	6	63,050	60,238

Employee future benefit liabilities		1,239	1,230

Other liabilities		2,900	2,992

		74,623	71,002

EQUITY
Share capital		4,374	4,374

Retained earnings		25,853	23,576

Accumulated other comprehensive income	9	982	757

		31,209	28,707

		105,832	99,709

Contingencies	10

The accompanying notes are an integral part of the consolidated financial statements.

On behalf of the Board of Directors,

/s/ Geneviève Brouillette	/s/ Manon Brouillette

Chair of the Audit Committee	Chair of the Board

Consolidated Statements of Changes in Equity

In millions of Canadian dollars (unaudited)	Six months ended June 30
	Note	Share capital	Retained earnings	Accumulated other comprehensive income	Total equity

Balance as at December 31, 2024		4,374	23,576	757	28,707

Net income			2,277		2,277

Other comprehensive income	9			225	225

Balance as at June 30, 2025		4,374	25,853	982	31,209

Balance as at December 31, 2023		4,374	22,910	243	27,527

Net income			1,845		1,845

Other comprehensive income	9			(65)	(65)

Balance as at June 30, 2024		4,374	24,755	178	29,307

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statements of Cash Flows

In millions of Canadian dollars (unaudited)	Three months ended June 30			Six months ended June 30
	Note	2025	2024	2025	2024

Operating activities

Net income		221	269	2,277	1,845

Adjustments to determine net cash flows from operating activities

Depreciation and amortization		768	733	1,525	1,457

Deficit of net cost recognized with respect to amounts paid for employee future benefits		(145)	(105)	(291)	(210)

Other		(84)	208	(58)	301

Regulatory assets and liabilities		(229)	(73)	(387)	(112)

Change in non-cash working capital items	7	1,547	1,176	53	(32)

		2,078	2,208	3,119	3,249

Investing activities

Additions to property, plant and equipment and intangible assets		(1,603)	(1,561)	(2,833)	(2,626)

Acquisition of short-term investments		(1,671)	(626)	(3,235)	(1,821)

Acquisition of sinking fund securities		(212)	–	(313)	–

Disposal of short-term investments		358	662	693	1,574

Other		(113)	8	(116)	(2)

		(3,241)	(1,517)	(5,804)	(2,875)

Financing activities

Issuance of long-term debt		2,193	1,465	3,929	2,912

Repayment of long-term debt		(31)	(50)	(148)	(99)

Cash receipts arising from credit risk management		703	530	1,360	1,361

Cash payments arising from credit risk management		(713)	(679)	(1,347)	(1,234)

Net change in borrowings		(1,291)	(1,282)	2,202	2,680

Dividend paid		–	–	(1,997)	(2,466)

Other		(1)	(1)	18	1

		860	(17)	4,017	3,155

Foreign currency effect on cash and cash equivalents		(25)	7	(29)	23

Net change in cash and cash equivalents		(328)	681	1,303	3,552

Cash and cash equivalents, beginning of period		5,477	4,982	3,846	2,111

Cash and cash equivalents, end of period		5,149	5,663	5,149	5,663

Supplementary cash flow information	7

The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

For the three-and six-month periods ended June 30, 2025 and 2024

Amounts in tables are in millions of Canadian dollars, unless otherwise indicated.

Note 1	Basis of Presentation

Hydro-Québec’s consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles.

These quarterly consolidated financial statements, including these notes, do not contain all the required information regarding annual consolidated financial statements and should therefore be read in conjunction with the consolidated financial statements and accompanying notes in Hydro-Québec’s Annual Report 2024.

The accounting policies used to prepare the quarterly consolidated financial statements are consistent with those presented in Hydro-Québec’s Annual Report 2024.

Hydro-Québec’s quarterly results are not necessarily indicative of results for the year on account of seasonal temperature fluctuations. Because of higher electricity demand during winter months, revenue from electricity sales in Québec is higher during the first and fourth quarters.

Management has reviewed events occurring until August 22, 2025, the date of approval of these quarterly consolidated financial statements by the Board of Directors, to determine whether circumstances warranted consideration of events subsequent to the balance sheet date.

Note 2	Change in Accounting Policy

Segmented information

On January 1, 2024, Hydro-Québec adopted, using a retrospective approach, Accounting Standards Update (“ASU”) 2023-07, Segment Reporting (Topic 280)—Improvements to Reportable Segment Disclosures, issued by the Financial Accounting Standards Board for annual periods beginning on or after that date, and for interim periods beginning on or after January 1, 2025.

This ASU requires the disclosure of additional segmented information, including the title and position of the individual or the name of the group identified as the chief operating decision maker as well as the significant expenses regularly provided for the purposes of evaluating the performance of the operating segment or segments of the entity. The required quarterly information is disclosed in Note 11, Information on the Operating Segment.

Note 3	Regulation

Distribution activities

As of April 1, 2025, electricity rates for residential customers subject to domestic rates increased by 3%, pursuant to the provisions of the Act to ensure the responsible governance of energy resources and to amend various legislative provisions (SQ 2025, c 24). The Régie de l’énergie of Québec (the “Régie”) authorized rate increases of 3.6% for commercial customers and

1.7% for customers subject to Rate L, in accordance with decisions D-2025-022 dated February 22, 2025, and D-2025-033 dated March 6, 2025. In decisions D-2025-044 and D-2025-045 dated March 31, 2025, the Régie stated that decisions D-2025-022 and D-2025-033 were provisional rulings.

Note 4	Revenue

	Three months ended June 30				Six months ended June 30
	2025		2024		2025		2024
Revenue from ordinary activities
Electricity sales
In Québec	3,231		3,035		8,063		7,358
Outside Québec	263		261		1,061		707
	3,494		3,296		9,124		8,065
Other revenue from ordinary activities	157		121		231		193
	3,651	[a]	3,417	[a]	9,355	[a]	8,258	[a]
Revenue from other activities	65		47		136		79
	3,716		3,464		9,491		8,337

a)	Including gains and losses on derivative instruments whose amounts are presented in Note 6, Financial Instruments.

Note 5	Financial Expenses

	Three months ended June 30		Six months ended June 30
	2025	2024 [a]	2025	2024 [a]
Net interest on long-term debt[b]	687	657	1,357	1,289
Capitalized financial expenses	(66)	(58)	(124)	(107)
Net investment income[c]	(36)	(37)	(75)	(76)
Other[d]	77	62	152	126
	662	624	1,310	1,232

a)	Prior-period data have been reclassified to conform to the presentation adopted in the current period.
b)

Including investment income of $12 million and $22 million for the three- and six-month periods, respectively, ended June 30, 2025 ($5 million and $10 million for the corresponding periods of 2024) from securities held in the sinking funds allocated to repaying the long-term debt. The voluntary sinking fund strategy aims to issue additional bonds and to invest the funds raised in securities issued by certain provincial governments in Canada, so as to ensure the availability of funds when these debts mature in 2035.

c)

Including interest of $21 million and $37 million for the three- and six-month periods, respectively, ended June 30, 2025 ($46 million and $100 million for the corresponding periods of 2024) on short-term borrowings and cash received as collateral. Hydro-Québec has access to a commercial paper program whose limit is US$5 billion or equivalent in C$. As part of its liquidity risk management, Hydro-Québec maintains an annual average outstanding amount of commercial paper ranging from US$2 billion to US$4 billion and can invest the funds raised in short-term investments and cash equivalents.

d)

Including guarantee fees of $70 million and $140 million for the three- and six-month periods, respectively, ended June 30, 2025 ($64 million and $129 million for the corresponding periods of 2024) that were paid to the Québec government related to debt securities, which are charged at a rate of 0.5%.

Note 6	Financial Instruments

In the course of its operations, Hydro-Québec carries out transactions that expose it to certain financial risks, such as market and credit risk. Exposure to such risks and the impact on results are reduced through careful monitoring and implementation of strategies that include the use of derivative instruments.

Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate as a result of changes in market prices.

Currency risk

Hydro-Québec uses currency swaps and forward currency purchase contracts to manage the currency risk associated with U.S. dollar denominated short-term borrowings and long-term debt and forward currency sales contracts to manage exposure associated with probable sales in U.S. dollars. When designated as hedging items, these derivative instruments are recognized as cash flow hedges.

Hydro-Québec also uses forward currency sales contracts to cover its net investment in a foreign operation whose functional currency is the U.S. dollar. When designated as hedging items, these derivative instruments are recognized as net investment hedges.

Interest rate risk

Hydro-Québec uses interest rate swaps to convert certain fixed-rate debts into variable-rate debts and interest rate forward contracts to set the interest rate for certain future debt issues. When designated as hedging items, these derivative instruments are recognized based on the type of hedge: cash flow hedge or fair value hedge.

Price risk

Hydro-Québec uses mainly commodity futures and swaps to manage risk resulting from fluctuations in energy, aluminum and diesel prices. This aims to mitigate the impact of market price volatility on the results on the sale and purchase of electricity and purchase of fuel indexed to these prices. When designated as hedging items, these derivative instruments are recognized as cash flow hedges.

The following table presents the notional amounts of forward contracts and swaps used to manage the main types of market risk:

	As at June 30, 2025	As at December 31, 2024
Currency risk
Sale (US$ million)	2,523	2,733
Purchase (US$ million)	4,327	2,964

Interest rate risk
Variable-rate payer (C$ million)	1,500	1,500
Fixed-rate payer (C$ million)	1,675	2,000

Price risk
Electricity – Sale (TWh)	6.8	5.5
Electricity – Purchase (TWh)	0.9	0.4
Aluminum (tonnes)	222,800	300,000
Diesel (millions of litres)	15.2	15.2

Note 6	Financial Instruments (continued)

Credit risk

Credit risk is the risk that one party to a financial asset will fail to meet its obligations.

Hydro-Québec is exposed to credit risk related to accounts receivable and other financial assets such as cash and cash equivalents, short-term investments, the sinking funds, deposits and derivative instruments.

In terms of accounts receivable, this risk arises primarily from ongoing electricity sales inside and outside Québec. The risk exposure is limited due to Hydro-Québec’s large and diverse customer base in addition to measures put in place such as security deposits, scheduled prepayments, payment arrangements and service interruptions. Management therefore believes that Hydro-Québec is not exposed to a high credit risk, particularly because sales in Québec are billed at rates that allow for recovery of costs based on the terms and conditions set by the Régie.

As at June 30, 2025, Accounts receivable and other assets included an amount of $1,924 million ($2,231 million as at December 31, 2024) from contracts concluded with customers, including $993 million ($1,592 million as at December 31, 2024) in unbilled electricity deliveries. Accounts receivable and other assets are presented net of the allowance for credit losses of $383 million ($386 million as at December 31, 2024).

In order to reduce the exposure to credit risk related to other financial assets, Hydro-Québec deals with a number of issuers and financial institutions with high credit ratings. Furthermore, to offset exposure to risk related to derivative instruments, it has signed, with each counterparty, a collateral exchange agreement based on the International Swaps and Derivatives Association (“ISDA”) guidelines, which limits the market value of the portfolio. A variation of this market value beyond the agreed-upon limit will therefore result in a cash receipt or payment.

Fair value

Fair value of derivative instruments

The following tables present the fair value of derivative instruments, including the impact of offsets, by hedge type:

	As at June 30, 2025

	Fair value hedges	Cash flow hedges	Net investment hedges	Derivatives not designated as hedges	Total
Assets
Currency contracts	–	489	29	26	544
Interest rate contracts	132	33	–	–	165
Price contracts	–	19	–	48	67
Gross amounts recognized	132	541	29	74	776
Less
Impact of gross amounts offset[a]					87
Impact of cash received as collateral[b]					636
Net assets					53	[c]

Liabilities
Currency contracts	–	41	1	42	84
Interest rate contracts	–	4	–	–	4
Price contracts	–	6	–	27	33
Gross amounts recognized	–	51	1	69	121
Less
Impact of gross amounts offset[a]					87
Impact of cash paid as collateral[b]					3
Net liabilities					31	[d]

Note 6	Financial Instruments (continued)

			As at December 31, 2024

	Fair value hedges	Cash flow hedges	Net investment hedges	Derivatives not designated as hedges	Total
Assets
Currency contracts	–	601	–	36	637
Interest rate contracts	129	18	–	–	147
Price contracts	–	41	–	33	74
Gross amounts recognized	129	660	–	69	858
Less
Impact of gross amounts offset[a]					92
Impact of cash received as collateral[b]					719
Net assets					47	[c]

Liabilities
Currency contracts	–	41	124	4	169
Interest rate contracts	–	1	–	–	1
Price contracts	–	16	–	45	61
Gross amounts recognized	–	58	124	49	231
Less
Impact of gross amounts offset[a]					92
Impact of cash paid as collateral[b]					74
Net liabilities					65	[d]

a)

The impact of gross amounts offset is related to contracts traded according to ISDA guidelines and constituting enforceable master netting arrangements. Such master netting arrangements apply to all derivative instrument contracts traded over the counter.

b)	Cash amounts offset are amounts received or paid under collateral exchange agreements signed in compliance with ISDA guidelines.
c)	As at June 30, 2025, $52 million was recorded in Accounts receivable and other assets ($39 million as at December 31, 2024) and $1 million in Other assets ($8 million as at December 31, 2024).
d)	As at June 30, 2025, $28 million was recorded in Accounts payable and other liabilities ($62 million as at December 31, 2024) and $3 million in Other liabilities ($3 million as at December 31, 2024).

Moreover, although certain derivative instruments cannot be offset for lack of enforceable master netting arrangements, margin calls may result in amounts received from or paid to clearing agents, based on the fair value of the instruments concerned. Hydro-Québec may also transfer Treasury bills to a clearing agent as financial collateral. As at June 30, 2025, an amount of $7 million receivable in consideration of net payments ($30 million as at December 31, 2024) and an amount of $40 million receivable in consideration of the transfer of Treasury bills ($76 million as at December 31, 2024) were included in Accounts receivable and other assets, whereas an amount of $7 million payable in consideration of net cash receipts was included in Accounts payable and other liabilities (nil as at December 31, 2024). When the Treasury bills mature, the clearing agent remits the proceeds, including interest, to Hydro-Québec.

Fair value hierarchy

Fair value measurements of derivative instruments are classified according to a three-level hierarchy, based on the inputs used.

	As at June 30, 2025				As at December 31, 2024

	Level 1[a]	Level 2[b]	Level 3[c]	Total	Level 1[a]	Level 2[b]	Level 3[c]	Total
Assets	26	727	23	776	21	820	17	858
Liabilities	31	90	–	121	61	170	–	231
				655				627

a)	Fair values are derived from the closing price on the balance sheet date.
b)

Fair values are obtained by discounting future cash flows, which are estimated on the basis of the spot rates, forward rates or forward prices (foreign exchange rates, interest rates, and energy, aluminum or diesel prices) in effect on the balance sheet date, and take into account the credit risk assessment. The valuation techniques make use of observable market inputs.

c)

Fair values are not based on observable inputs. The valuation technique used to classify fixed price power purchase agreements of variable volumes is based on forward energy prices, taking the counterparty’s historical consumption into consideration.

Note 6	Financial Instruments (continued)

Impact of derivative instruments on results and Other comprehensive income

The instruments traded, the impact of which is presented in the table below, reduce the volatility of results. Most of the derivative instruments are designated as hedges.

	Three months ended June 30		Six months ended June 30

	2025	2024	2025	2024
(Losses) gains on derivatives recognized in results
Fair value hedges
Interest rate contracts[a]	(26)	7	(4)	(43)
Derivatives not designated as hedges
Currency contracts[b]	(140)	43	(131)	82
Price contracts[b]	58	17	49	28
	(108)[c]	67[c]	(86)[c]	67[c]
(Losses) gains on derivatives reclassified from Other comprehensive income to results
Cash flow hedges
Currency contracts[d]	(201)	34	(211)	135
Interest rate contracts[a]	–	–	–	–
Price contracts[e]	17	64	(21)	283
	(184)[c]	98[c]	(232)[c]	418[c]
Gains (losses) on derivatives recognized in Other comprehensive income
Cash flow hedges
Currency contracts	(140)	17	(121)	82
Interest rate contracts	142	72	131	245
Price contracts	(3)	(58)	(30)	21
	(1)	31	(20)	348
Net investment hedges
Currency contracts	101	(17)	99	(62)
	100	14	79	286

a)	These amounts were recognized in Financial expenses.
b)

These derivative instruments are essentially traded as part of integrated risk management. Their impact on results is recognized in the line items affected by the managed risk. Therefore, for the three- and six-month periods ended June 30, 2025, $66 million and $57 million, respectively were recognized in Revenue ($21 million and $33 million for the corresponding periods of 2024), $1 million and a nil amount, respectively, in Electricity purchases [$(6) million and $(7) million for the corresponding periods of 2024], as well as $(149) million and $(139) million, respectively, in Financial expenses ($45 million and $84 million for the corresponding periods of 2024).

c)

The items Revenue, Electricity purchases, and Financial expenses totalled, respectively, $3,716 million, $821 million and $662 million, respectively, for the three-month period ended June 30, 2025, as well as $9,491 million, $1,914 million and $1,310 million, respectively, for the six-month period ended on that date ($3,464 million, $692 million and $624 million for the three-month period ended June 30, 2024, as well as $8,337 million, $1,502 million and $1,232 million for the six-month period ended on that date).

d)

For the three- and six-month periods ended June 30, 2025, $(4) million and $(13) million, respectively, were recognized in Revenue [$(23) million and $(38) million for the corresponding periods of 2024], as well as $(197) million and $(198) million, respectively, in Financial expenses ($57 million and $173 million for the corresponding periods of 2024).

e)

For the three- and six-month periods ended June 30, 2025, $17 million and $(21) million, respectively, were recognized in Revenue ($65 million and $280 million for the corresponding periods of 2024), and no amount was recognized in Electricity purchases [$(1) million and $3 million for the corresponding periods of 2024].

For the three-month periods ended June 30, 2025 and 2024, Hydro-Québec did not reclassify any amount from Accumulated other comprehensive income to results after having discontinued cash flow hedges.

As at June 30, 2025, Hydro-Québec estimated that the total gains and losses on derivative instruments in Accumulated other comprehensive income that would be reclassified to results in the next 12 months amounted to a net loss of $3 million (net gain of $48 million as at June 30, 2024).

As at June 30, 2025, the maximum period during which Hydro-Québec hedged its exposure to the variability of cash flows related to anticipated transactions was five years (six years as at June 30, 2024).

Note 6	Financial Instruments (continued)

Fair value of other financial instruments

Fair value measurements for other financial instruments are Level 2 measurements. Fair value is obtained by discounting future cash flows, based on rates observed on the balance sheet date for similar instruments traded on financial markets.

The fair value of cash equivalents, accounts receivable, deposits, other financial assets and financial liabilities approximates their carrying amount because of the short-term nature of these financial instruments, except for the items presented in the table below:

	As at June 30, 2025			As at December 31, 2024

	Carrying amount		Fair value	Carrying amount		Fair value
Assets
Sinking funds[a]	1,521		1,528	1,202		1,201

Liabilities
Long-term debt[b]	63,832	[c,d]	63,478	60,359	[c,d]	61,483

a)	The sinking funds allocated to repaying the long-term debt consist of securities issued by certain provincial governments in Canada.
b)	Includes the current portion.
c)

Includes an amount of $1,484 million as at June 30, 2025 ($1,486 million as at December 31, 2024), for debts subject to a fair value hedge, which resulted in an adjustment of $120 million ($125 million as at December 31, 2024) with respect to existing hedging relationships and of $(47) million [$(51) million as at December 31, 2024] for hedging relationships terminated by Hydro-Québec.

d)	Excludes accrued interest in the amount of $977 million as at June 30, 2025 ($936 million as at December 31, 2024).

Note 7	Supplementary Cash Flow Information

	Three months ended June 30		Six months ended June 30

	2025	2024	2025	2024
Change in non-cash working capital items
Accounts receivable and other assets	1,049	795	3	(38)
Accounts payable and other liabilities	498	381	50	6
	1,547	1,176	53	(32)
Activities not affecting cash
Increase in property, plant and equipment and intangible assets	35	85	66	109
Increase in operating lease assets and liabilities	3	4	13	5
	38	89	79	114
Interest paid	67	104	1,153	1,136

Note 8	Employee Future Benefits

	Three months ended June 30

	Pension Plan		Other plans		Total

	2025	2024	2025	2024	2025	2024
Current service cost	93	98	12	12	105	110
Other components of employee future benefit cost
Interest on obligations	277	289	17	17	294	306
Expected return on plan assets	(521)	(498)	(2)	(1)	(523)	(499)
	(244)	(209)	15	16	(229)	(193)
Net (credit) cost recognized	(151)	(111)	27	28	(124)	(83)

	Six months ended June 30

	Pension Plan		Other plans		Total

	2025	2024	2025	2024	2025	2024
Current service cost	186	196	25	24	211	220
Other components of employee future benefit cost
Interest on obligations	555	579	32	33	587	612
Expected return on plan assets	(1,043)	(997)	(2)	(1)	(1,045)	(998)
	(488)	(418)	30	32	(458)	(386)
Net (credit) cost recognized	(302)	(222)	55	56	(247)	(166)

Note 9	Accumulated Other Comprehensive Income

					Six months ended June 30, 2025

	Cash flow hedges	Translation differences	Net investment hedges	Employee future benefits	Other	Accumulated other comprehensive income
Balance as at December 31, 2024	471	184	(137)	210	29	757
Other comprehensive income before reclassifications	(20)	(107)	99	1	20	(7)
Less
Losses reclassified outside of Accumulated other comprehensive income	(232)	–	–	–	–	(232)
Other comprehensive income	212	(107)	99	1	20	225
Balance as at June 30, 2025	683	77	(38)	211	49	982

					Six months ended June 30, 2024

	Cash flow hedges	Translation differences	Net investment hedges	Employee future benefits	Other	Accumulated other comprehensive income
Balance as at December 31, 2023	656	(1)	26	(485)	47	243
Other comprehensive income before reclassifications	348	76	(62)	–	(9)	353
Less
Gains reclassified outside of Accumulated other comprehensive income	418	–	–	–	–	418
Other comprehensive income	(70)	76	(62)	–	(9)	(65)
Balance as at June 30, 2024	586	75	(36)	(485)	38	178

Note 10	Contingencies

Litigation

In the normal course of its development and operations, Hydro-Québec is involved in claims and legal proceedings from time to time. Management believes that adequate provision has been made for such litigation. Consequently, it does not expect any material adverse effect of such contingent liabilities on the financial position or consolidated results of Hydro-Québec.

Among other pending actions, certain First Nations and Inuit communities have instituted proceedings before the Québec courts against the governments of Canada and Québec and against Hydro-Québec based on claims of Aboriginal rights and titles. For example, the Innu of Uashat mak Mani-utenam are claiming $1.5 billion as compensation for various activities carried out on the territory they claim, including the generation and transmission of electricity. In addition, the Innu of Pessamit have brought an action seeking the recognition of their Aboriginal rights and title to lands in Québec where certain Hydro-Québec electricity generation and transmission facilities are located, including the Manic-Outardes and Bersimis hydroelectric complexes. They allege that these facilities infringe on their Aboriginal rights and title and are claiming $500 million in compensation. Hydro-Québec is contesting the merits of these claims.

In addition, proceedings have been instituted against Hydro-Québec and Churchill Falls (Labrador) Corporation Limited [“CF(L)Co”] relative to the Churchill Falls hydroelectric complex in Labrador, which is owned and operated by CF(L)Co. In an action brought before the courts of Newfoundland and Labrador in October 2020, Innu Nation Inc. alleges that the construction and operation of this hydroelectric complex amount to a “common enterprise” of CF(L)Co and Hydro-Québec, and allegedly infringe on the Aboriginal rights and title of the Labrador Innu. Innu Nation Inc. seeks a disgorgement of the profits that CF(L)Co and Hydro-Québec have derived from the operation of this hydroelectric complex or, failing that, monetary compensation of $4 billion with regard to Hydro-Québec. However, on June 4, 2025, Hydro-Québec and Innu Nation Inc. signed a memorandum of understanding (MOU) in which the parties committed to settling their dispute and establishing the foundations and principles of a new relationship. A liability in the discounted amount of $67 million and an operational expenditure of the same amount were recognized as at June 30, 2025, in connection with the MOU. In another action brought in 2023 before the Québec Superior Court, the Innu of Uashat mak Mani-utenam and the Innu of Matimekush-Lac John allege that the Churchill Falls complex infringes on their Aboriginal rights and title, as well as their treaty rights. In addition to various judicial declarations and permanent injunction orders, these two communities are jointly claiming from Hydro-Québec $2 billion in compensatory damages, $200 million in punitive damages, and additional damages in the form of an annual payment equivalent to 12.5% of 15% of Hydro-Québec’s annual profits from the date of the commencement of the proceedings. Hydro-Québec is contesting the merits of this claim.

Note 11	Information on the Operating Segment

Hydro-Québec has only one operating segment. It manages its activities using a cross-functional approach. Its results and total assets are analyzed on a consolidated basis by the chief operating decision maker. Significant expenses that are submitted to the chief operating decision maker for this purpose on a regular basis over the course of the period are disclosed in the following table. Investments are also submitted.

		Three months ended June 30		Six months ended June 30
	Notes	2025	2024	2025	2024

Revenue	4	3,716	3,464	9,491	8,337

Expenditure

Current operations[a]		1,057	962	2,023	1,866

Electricity purchases		821	692	1,914	1,502

Depreciation and amortization		768	733	1,525	1,457

Other[b]		187	184	442	435

Financial expenses	5	662	624	1,310	1,232

Net income		221	269	2,277	1,845

Investments[c]		1,885	1,635	3,292	2,748

Equity method investments on June 30				1,769	1,688

a)	Current operational expenditure is mainly composed of payroll, the cost of external services, acquisition costs of tangible and intangible property, and operating lease expenses.
b)	The other expenditure is mainly composed of taxes, other components of employee future benefit cost and current service cost of the Pension Plan.
c)

Investments are mainly composed of investments in property, plant and equipment and intangible assets, as well as investments in the regulatory asset with respect to costs related to energy efficiency and demand response initiatives.

Note 12	Subsequent Event

On July 21, 2025, Hydro-Québec closed the sale of its investment in Innergex énergie renouvelable inc. to the Caisse de dépôt et placement du Québec for a cash consideration of $556 million. This transaction resulted in a gain of approximately $250 million that will be included in the financial statements for the next quarter.

CONSOLIDATED FINANCIAL HIGHLIGHTS

(UNAUDITED)

Amounts shown in tables are in millions of Canadian dollars.

	Three months ended June 30				Six months ended June 30
Summary of Results	2025	2024	Change (%)		2025	2024	Change (%)
Revenue	3,716	3,464	7.3	h	9,491	8,337	13.8	h
Expenditure	2,833	2,571	10.2	h	5,904	5,260	12.2	h
Financial expenses	662	624	6.1	h	1,310	1,232	6.3	h
Net income	221	269	17.8	i	2,277	1,845	23.4	h

Hydro-Québec, 75, boul. René-Lévesque Ouest, Montréal (Québec) H2Z 1A4

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